FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Derek Oil & Gas Corporation has distributed securities under a
provision listed in Appendix D or E to Multilateral Instrument 45-102
or a provision of securities legislation that specifies that the first trade
of the securities is subject to section 2.5 or 2.6 of Multilateral
Instrument 45-102 and hereby certifies that in respect of a distribution
on November 6, 2003 of 495,774 common shares of *Derek Oil & Gas
Corporation, Derek Oil & Gas Corporation* was a qualifying issuer
within the meaning of Multilateral Instrument 45-102 Resale of
Securities at the distribution date.

DATED at Vancouver, B.C. this 13th day of November, 2003.

Derek Oil & Gas Corporation

By: _____"Edward Byrd"_____
        Edward Byrd, Director